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                           April 18, 2023

       Sean Ekins
       Chief Financial Officer
       AVITA Medical, Inc.
       28159 Avenue Stanford, Suite 220
       Valencia, CA 91355

                                                        Re: AVITA Medical, Inc.
                                                            Registration
Statement on form S-3
                                                            Filed on April 14,
2023
                                                            File No. 333-271276

       Dear Sean Ekins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at (202) 551-4451 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Christopher Cunningham